UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Amendment No. 5

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

CAREVIEW COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, $.001 Par Value Per Share

(Title of Class of Securities)

141743 10 4

(CUSIP Number)

L. ALLEN WHEELER

401 West Evergreen

Durant, OK 74701

(580) 924-4449

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

        February 17, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141743 10 4	Page 2 of 10

1.		Name of Reporting Persons. L. Allen Wheeler
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,183,644
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 16,183,644
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 16,183,644
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 11.49%
14.		Type of Reporting Person IN

CUSIP No. 141743 10 4	Page 3 of 10

1.		Name of Reporting Persons. Dozer Man, LLC, an Oklahoma entity solely owned by L. Allen Wheeler ("Dozer Man")
2.		Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds OO-Other
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,201,820
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 14,201,820
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 14,201,820
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount of Row (11) 10.11%
14.		Type of Reporting Person OO

CUSIP No. 141743 10 4	Page 4 of 10

This Amendment No. 5 to Schedule 13D (the "Amendment") amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 29, 2010, as amended by subsequent Schedule 13Ds filed on each of January 30, 2012, August 16, 2012, April 1, 2013 and January 31, 2014. This Amendment is being filed to report amendments in Items 2, 3, 5 and 7.

Item 1.         Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of CareView Communications, Inc., a Nevada corporation ("Company" or "Issuer"). The address of the principal executive office of the Company is 405 State Highway 121, Suite B-240, Lewisville, TX 75067.

Item 2.          Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a)     Names: L. Allen Wheeler and Dozer Man, an Oklahoma entity solely owned by Mr. Wheeler (the "Reporting Persons").

(b)     Residence or Business Address of Reporting Persons:

401 West Evergreen, Durant, OK 74701.

(c)     Present principal occupation or employment of Reporting Persons:

Rancher and owner of real estate investments.

(d)     During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f)     Citizenship: Mr. Wheeler is a citizen of the United States of America.

CUSIP No. 141743 10 4	Page 5 of 10

Item 3.         Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

OO-Other

PF-Personal Funds

AF-Affiliate

Acquisition of Shares of the Issuer

Mr. Wheeler owned an ownership interest in CareView Communications, LLC, a Texas limited liability company ("CareView LLC") through Dozer Man, and InvestSearch, LLC, an entity in which he owned 22.5% ("InvestSearch"). CareView LLC subsequently converted into a Texas corporation, CareView Communications, Inc. ("CareView-TX"). On September 28, 2007, CareView-TX, its shareholders, and Ecogate, Inc. entered into a Securities Exchange Agreement (the "Agreement"), pursuant to which Ecogate, Inc. issued 87,684,910 shares of its Common Stock to the CareView-TX shareholders in exchange for 100% of the outstanding stock of CareView-TX. Upon the closing of the Agreement, the ownership of Dozer Man and InvestSearch were exchanged for 12,038,175 and 11,104,334 shares respectively of Ecogate, Inc. (Ecogate, Inc. subsequently changed its name to CareView Communications, Inc. which is now a Nevada corporation and the Issuer.) On July 7, 2009, the members of InvestSearch agreed to distribute its 11,104,334 shares and Mr. Wheeler, through Dozer Man, received 1,990,570 of those shares.

On November 11, 2008, the Company converted a loan from Mr. Wheeler in which an aggregate of principal and interest of $43,103.73 was converted into 82,892 shares of the Company's Common Stock at $0.52 per share.

On November 13, 2008, the Company converted a loan from InvestSearch Management, LLC, an entity in which Mr. Wheeler owned 22.5% ("InvestSearch Management") for principal and accrued interest in the aggregated amount of $37,971.82. InvestSearch Management was issued an aggregate of 73,023 shares of the Company's Common Stock at $0.52 per share. On December 14, 2009, the members of InvestSearch Management agreed to distribute its 73,023 shares and Mr. Wheeler, through Dozer Man, received 24,341 of those shares.

On January 8, 2010, Mr. Wheeler, through Dozer Man, was transferred 148,734 shares of the Company's Common Stock from an unaffiliated party in a private transaction.

On May 5, 2010, Mr. Wheeler converted a debt owed by the Company for principal and accrued interest in the aggregated amount of $92,566.95. Mr. Wheeler was issued an aggregate of 178,013 shares of the Company's Common Stock at $0.52 per share.

In August 2012, Mr. Wheeler purchased 50,000 shares in a private transaction.

On January 6, 2013, Mr. Wheeler purchased 104,430 shares in a private transaction.

On March 27, 2013, the Company executed a Securities Purchase Agreement (the "Purchase Agreement") with multiple investors (collectively, the "Investors") relating to the sale and issuance of shares of the Company's Common Stock and warrants to purchase common stock in a private offering. At the closing on April 1, 2013, Mr. Wheeler purchased 101,010 shares of the Company's Common Stock at a price of $0.495 per share. Mr. Wheeler did not purchase any warrants thereunder.

In January 2014, Global FG, LLC was transferred 64,433 shares of the Company's Common Stock in satisfaction of a promissory note. As a 50% owner of Global FG, LLC, Mr. Wheeler is entitled to 32,216 of those shares, which shares will be transferred in the near future.

In January 2014, Dozer Man was transferred 134,931 shares of the Company's Common Stock in satisfaction of a promissory note.

Disposition of Shares of the Issuer

In November 2008, Mr. Wheeler, through Dozer Man, transferred 134,921 shares in a private transaction.

CUSIP No. 141743 10 4	Page 6 of 10

Acquisition of Derivative Securities of the Issuer

Non-Qualified Stock Options ("Options")

On January 6, 2010, Mr. Wheeler was issued an Option under the CareView Communications, Inc. 2009 Stock Incentive Plan (the "2009 Plan") for 50,000 underlying shares of the Company's Common Stock at an exercise price of $0.52 per share. The underlying shares of the ten-year Option vested immediately upon issuance. The Option was issued in exchange for the services provided by Mr. Wheeler for the year ended December 31, 2009 in his role as a director.

On March 26, 2010, Mr. Wheeler was issued an Option under the 2009 Plan for 50,000 underlying shares of the Company's Common Stock at an exercise price of $0.52 per share. The underlying shares of the ten-year Option vest on December 31, 2010. The Option was issued in exchange for the services already provided and to be provided by Mr. Wheeler for the year ending December 31, 2010 in his role as a director.

Senior Secured Convertible Note and Common Stock Purchase Warrants

On December 15, 2014, the Company entered into a Fifth Amendment to Note and Warrant Purchase Agreement (the "Fifth Amendment") with the HealthCor Parties and certain additional investors party thereto (such additional investors, the "New Investors" and, collectively with the HealthCor Parties, the "Investors") to sell and issue (i) additional notes in the initial aggregate principal amount of $6,000,000,with a conversion price per share equal to $0.52 (subject to adjustment as described therein) (the "Fifth Amendment Supplemental Closing Notes") and (ii) additional warrants to purchase an aggregate of up to 3,692,308 shares of our Common Stock at an exercise price per share equal to $0.52 (subject to adjustment as described therein) (the "Fifth Amendment Supplemental Warrants").

The New Investors included all but one of our current directors and one of our officers. The closing date of the transaction was February 17, 2015 (the "Fifth Amendment Supplemental Closing Date"). On the Fifth Amendment Supplemental Closing Date, each of the Investors shall severally, not jointly, purchased the Fifth Amendment Supplemental Closing Notes and the Fifth Amendment Supplemental Warrants for cash, payable by wire transfer in same day funds to an account specified by the Company.

The Purchase Agreement and Fifth Amendment provide that the Company grant to the Investors a security interest in the assets of the Company as collateral for payment of the Fifth Amendment Supplemental Closing Notes, evidenced by that certain Pledge and Security Agreement dated as of April 20, 2011 (the "Security Agreement") and by that certain Intellectual Property Security Agreement dated as of April 20, 2011 (the "IP Security Agreement"). On the Fifth Amendment Supplemental Closing Date, the Company entered into an amended and restated Security Agreement and an amended and restated IP Security Agreement in order, among other things, to add the New Investors as secured parties (such amended and restated agreements, respectively the "Amended Security Agreement" and the "Amended IP Security Agreement").

The Purchase Agreement and the Fifth Amendment Supplemental Closing Notes also provide that the Company grant registration rights to the Investors for the Common Stock into which the Fifth Amendment Supplemental Closing Notes may be converted and that may be issued upon exercise of the Fifth Amendment Supplemental Warrants as provided for by that certain Registration Rights Agreement dated as of April 20, 2011 (the "Registration Rights Agreement").

CUSIP No. 141743 10 4	Page 7 of 10

Mr. Wheeler is one of the New Investors. On the Fifth Amendment Supplemental Closing Date, Mr. Wheeler purchased a Senior Secured Convertible Note in the amount of $500,000 which is immediately convertible into shares of the Company's Common Stock at $0.52 per share (subject to adjustment as described therein) and has a maturity date of February 16, 2025. In connection therewith, Mr. Wheeler was also issued Fifth Amendment Supplemental Warrants for the purchase of 307,692 shares of the Company's Common Stock at an exercise price per share equal to $0.52 (subject to adjustment as described therein). The Fifth Amendment Supplemental Warrants were exercisable upon issuance and have an expiration date of February 17, 2025.

Item 4.         Purpose of Transaction.

See Item 3 above.

The Reporting Persons have no plans which relate to or would result in:

(a)     the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)     A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

(d)     Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     Any material change in the present capitalization or dividend policy of the issuer;

(f)     Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)     Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)     Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     Any action similar to any of those enumerated above.

CUSIP No. 141743 10 4	Page 8 of 10

Item 5.        Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)     Mr. Wheeler directly owns 516,345 shares of the Company's Common Stock. He indirectly owns an aggregate of 14,234,036 shares through Dozer Man and Global. Mr. Wheeler directly owns 975,571 shares that may be acquired upon conversion of the Fifth Amendment Supplemental Closing Note (including interest paid in kind through March 31, 2015). Mr. Wheeler directly owns Warrants for the purchase of 307,692 shares and Options for the purchase of 150,000 shares of the Company's Common Stock, bringing his direct and indirect ownership to an aggregate of 16,183,644 shares. The percentage of class for Mr. Wheeler is 11.49% and is based on 140,814,011 shares which would be outstanding if all of Mr. Wheeler's Warrants and Options were exercised and the Fifth Amendment Supplemental Closing Note was converted.

(b)     Mr. Wheeler has sole power to vote or direct the vote and the power to dispose or to direct the disposition of the 16,183,644 shares of the Company's Common Stock owned directly or indirectly by him or to be acquired by him through the exercise of Warrants and Options and the conversion of the Fifth Amendment Supplemental Closing Note. (See Rows 7-10 of page 2 herein.)

(c)     Please see Item 3 above for the description of the transaction relative to the shares and derivative securities acquired by the Reporting Persons.

(d)     The Reporting Persons know of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares or derivative securities.

(e)     Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except for as outlined herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 141743 10 4	Page 9 of 10

Item 7.         Material to be Filed as Exhibits.

Exhibit No.	Date of Document	Description of Document
1.0	09/27/07	Securities Exchange Agreement by and between Ecogate, Inc., CareView Communications, Inc., and Shareholders of CareView Communications, Inc.(1)
1.1	12/03/07	Non-Qualified Stock Option, form of(1)
1.2	09/11/09	CareView Communications, Inc. 2009 Stock Incentive Plan(1)
1.3	03/27/13	Securities Purchase Agreement, form of(2)
1.4	12/15/14	Fifth Amendment to Note and Warrant Purchase Agreement between the Company and HealthCor(3)
1.5	12/15/14	Form of Fifth Amendment Supplemental Closing Note(3)
1.6	12/15/14	Form of Fifth Amendment Supplemental Warrant(3)
1.7	12/15/14	Form of Amended Pledge and Security Agreement between the Company and HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP(3)
1.8	12/15/14	Form of Amended Intellectual Property Security Agreement between the Company and HealthCor Partners Fund, LP and HealthCor Hybrid Offshore Master Fund, LP(3)

____________________

(1)	Filed as an exhibit to the Company's Registration Statement on Form 10 filed with the Commission on August 23, 2010 and incorporated herein by reference.
(2)	Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on March 28, 2013 and incorporated herein by reference.
(3)	Filed as an exhibit to the Company's Current Report on Form 8-K filed with the Commission on December 19, 2014 and incorporated herein by reference.

(Signature page follows)

CUSIP No. 141743 10 4	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 19, 2015	By:	/s/ L. Allen Wheeler
L. Allen Wheeler, an individual, Sole Member of Dozer Man, LLC